UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 3, 2018
___________________________________
CLOUDERA, INC.
(Exact name of Registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-38069 (Commission File Number)	26-2922329 (I.R.S. Employer Identification Number)

395 Page Mill Road Palo Alto, CA 94306
(Address of principal executive offices and zip code)

(650) 362-0488
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.     Entry into a Material Definitive Agreement.

Merger Agreement
On October 3, 2018, Cloudera, Inc., a Delaware corporation (“Cloudera”), Hortonworks, Inc., a Delaware corporation (“Hortonworks”), and Surf Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Cloudera (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) for a proposed “merger of equals” transaction, pursuant to which, and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into Hortonworks (the “Merger”), with Hortonworks surviving the Merger as a wholly owned subsidiary of Cloudera. The respective boards of directors of Cloudera and Hortonworks have each approved the Merger Agreement.
Cloudera and Hortonworks intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Merger Agreement was adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).
Merger Consideration
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Cloudera, Hortonworks, Merger Sub or any holder of any of the securities of Cloudera, Hortonworks or Merger Sub, each share of common stock, par value $0.0001 per share, of Hortonworks (“Hortonworks Common Stock”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by Hortonworks, Cloudera or Merger Sub) will be converted into the right to receive 1.305 (the “Exchange Ratio”) newly issued shares of common stock (the “Cloudera Common Stock”), par value $0.00005 per share, of Cloudera (the “Hortonworks Common Stock Merger Consideration”).
No fractional shares of Cloudera Common Stock will be issued in the Merger, and Hortonworks stockholders will receive cash in lieu of fractional shares as part of the Hortonworks Common Stock Merger Consideration, as specified in the Merger Agreement. Shares of Cloudera Common Stock will be listed on the New York Stock Exchange (“NYSE”).
The Exchange Ratio is expected to result in Hortonworks common stockholders owning approximately 40% of the outstanding shares of Cloudera Common Stock (calculated on a fully diluted basis) immediately following the Effective Time.
Any shares of Hortonworks Common Stock issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by Hortonworks, Cloudera or Merger Sub) that are unvested or subject to a repurchase option or obligation, risk of forfeiture or other condition will be converted into Cloudera Common Stock which is also unvested and subject to the same repurchase option or obligation, risk of forfeiture or other condition.
Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, options to purchase shares of Hortonworks Common Stock outstanding immediately prior to the Effective Time (“Hortonworks Options”) will generally be assumed by Cloudera and converted into an option to acquire that number of shares of Cloudera Common Stock (each, a “Cloudera Option”) equal to the product obtained by multiplying (x) the number of shares of Hortonworks Common Stock subject to such Hortonworks Option by (y) the Exchange Ratio, rounded down to the nearest whole share of Cloudera Common Stock. All Cloudera Options will be subject to the same terms and conditions (including as to vesting and exercisability) as applied to the Hortonworks Option immediately prior to the Effective Time; however, eachCloudera Option will have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of the Hortonworks Option by (y) the Exchange Ratio, rounded up to the nearest whole cent.
At the Effective Time, each Hortonworks restricted stock unit outstanding immediately prior to the Effective Time (each, a “Hortonworks RSU”) will be assumed by Cloudera and converted into an award to receive that number of shares of Cloudera Common Stock (each a "Cloudera RSU") equal to the product obtained by multiplying (x) the number of shares of Hortonworks Common Stock subject to such Hortonworks RSU by (y) the Exchange Ratio, rounded down to the nearest whole share of Cloudera Common Stock. All Assumed Units shall otherwise be subject to the same terms and conditions (including as to vesting and settlement) as applied to the respective Hortonworks RSU immediately prior to the Effective Time; however, each Hortonworks RSU that was granted with a purchase price other than par value shall have a purchase price per share equal to the quotient obtained by dividing (x) the per share purchase price of Hortonworks Common Stock subject to such Hortonworks RSU by (y) the Exchange Ratio, rounded up to the nearest whole cent.
Prior to the Effective Time, Hortonworks will take appropriate action to provide that each Hortonworks performance stock units (each a "Hortonworks PSU") will entitle the holder thereof to receive, immediately prior to the Effective Time and subject to the closing of the Merger, the number of shares of Hortonworks Common Stock underlying such Hortonworks PSU determined based on the greater of target performance or actual performance (measured through the Effective Time). Any shares of Hortonworks Common Stock so delivered in respect of Hortonworks PSUs will be deemed to be issued and outstanding as of immediately prior to the Effective Time and subject to the treatment of Hortonworks Common Stock as described above.
Governance
The Merger Agreement provides that, upon the closing of the Merger, the board of directors of Cloudera (the “New Cloudera Board”) will initially consist of nine directors. Four directors, including Rob Bearden, will come from Hortonworks’ existing board of directors and five directors, including Tom Reilly, will come from Cloudera’s existing board of directors. It is anticipated that one additional director will be selected by the New Cloudera Board. Current Cloudera board member Martin Cole will become chairman of the New Cloudera Board.
In addition, upon the closing of the Merger, Cloudera’s Chief Executive Officer, Tom Reilly, will serve as Chief Executive Officer; Hortonworks’ Chief Operating Officer, Scott Davidson, will serve as Chief Operating Officer; Hortonworks’ Chief Product Officer, Arun C. Murthy, will serve as Chief Product Officer; and Cloudera’s Chief Financial Officer, Jim Frankola, will serve as Chief Financial Officer, of the combined company.
Conditions to the Merger
The consummation of the Merger is subject to customary closing conditions, including (i) the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger, (ii) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Form S-4 Registration Statement of Cloudera which will contain the joint proxy statement/prospectus of the parties in connection with the Merger, (iii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Hortonworks Common Stock entitled to vote thereon, (iv) the approval of the issuance of shares of Cloudera Common Stock pursuant to the Merger Agreement by the affirmative vote of a majority of votes present or represented by proxy at Cloudera’s stockholder meeting in connection with the Merger, (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vi) the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of Cloudera Common Stock to be issued in the Merger, the shares of Cloudera Common Stock to be issued upon the exercise of all Cloudera Options, and the shares of Cloudera Common Stock to be issued in settlement of all Cloudera RSUs, (vii) the receipt of certain opinions from legal counsel regarding the intended tax treatment of the Merger, (viii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Cloudera and Hortonworks contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, and (ix) the absence of a material adverse effect with respect to each of Cloudera and Hortonworks. The parties expect the Merger will be completed in the first quarter of calendar year 2019.
Certain Other Terms of the Merger Agreement
Cloudera, Hortonworks and Merger Sub each have made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Cloudera and Hortonworks to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use reasonable best efforts to cause the conditions to the Merger to be satisfied.
Neither Cloudera nor Hortonworks is permitted to solicit, initiate, induce or knowingly encourage or facilitate, any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this limitation, prior to a party’s stockholders approving the transaction, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an alternative transaction proposal that its board of directors has determined in good faith constitutes or is reasonably likely to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under the General Corporation Law of the State of Delaware.
The Merger Agreement provides for certain termination rights for both Cloudera and Hortonworks. Upon termination of the Merger Agreement under certain specified circumstances, Cloudera or Hortonworks may be required to pay the other party a termination fee of $95 million or $65 million, respectively. In addition, if the Merger Agreement is terminated by Cloudera or Hortonworks as a result of the other party’s failure to obtain stockholder approval, then the non-terminating party may be required to reimburse the terminating party for its documented out-of-pocket expenses, up to a maximum amount of $20 million (if the Merger Agreement is terminated as a result of a failure of Hortonworks to obtain stockholder approval) or $30 million (if the Merger Agreement is terminated as a result of a failure of Cloudera to obtain stockholder approval).
The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.
The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Cloudera, Hortonworks, or their respective subsidiaries and affiliates or to modify or supplement any factual disclosures about Cloudera, Hortonworks or their respective subsidiaries and affiliates in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Cloudera and Hortonworks that were made solely for the purposes of the Merger Agreement and of specific dates, were solely for the benefits of the parties thereto, and which may be subject to important qualifications and limitations agreed to by Cloudera and Hortonworks in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Cloudera’s or Hortonworks’ SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.
Support Agreements
Simultaneously with the execution and delivery of the Merger Agreement, each of the officers and directors of Cloudera, in their respective capacities as stockholders of Cloudera (together with certain of their respective affiliates), have entered into support agreements with Hortonworks (the “Cloudera Support Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Cloudera Common Stock in favor of the approval of the issuance of shares of Cloudera Common Stock pursuant to the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, postpone, prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.
The persons signed the Cloudera Support Agreements currently beneficially own an aggregate of approximately 19% of the outstanding Cloudera Common Stock. The foregoing description of the Cloudera Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Cloudera Support Agreement, which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.
Simultaneously with the execution and delivery of the Merger Agreement, each of the directors and executive officers of Hortonworks, in their respective capacities as stockholders of Hortonworks (together with certain of their respective affiliates), have entered into support agreements with Cloudera (the “Hortonworks Support Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Hortonworks Common Stock in favor of the adoption of the Merger Agreement, against any alternative proposal and against any action of agreement that would reasonably be expected to impede, interfere with, postpone, prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.
The persons signing the Hortonworks Support Agreements currently beneficially own an aggregate of 14% of the outstanding Hortonworks Common Stock. The foregoing description of the Hortonworks Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Hortonworks Support Agreement, which is filed herewith as Exhibit 10.2 and is incorporated by reference herein.

Item 5.02.    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c)

The information set forth below under the section “Governance” in Item 1.01 is hereby incorporated by referenced into this Item 5.02(c).

In connection with the Merger, contingent and effective upon the Effective Time, on October 3, 2018, the Cloudera board of directors (“Cloudera Board”) approved the appointment of Scott Davidson, current Chief Operating Officer of Hortonworks, to serve as Cloudera’s Chief Operating Officer. Mr. Davidson, age 52, has served as Chief Operating Officer of Hortonworks since July 18, 2017 and concurrently served as Chief Financial Officer of Hortonworks since April 2014. From October 2012 to April 2013, Mr. Davidson served as Vice President, Finance at Dell, Inc., a computer manufacturer and technology company. From October 2007 to September 2012, Mr. Davidson served as Chief Financial Officer of Quest Software, an enterprise software company. Mr. Davidson holds a B.S. in finance from Florida Atlantic University and an M.B.A. from the University of Miami.

On the Effective Time, Cloudera expects to enter into its standard form of indemnification agreements with Mr. Davidson. A form of the indemnification agreement was previously filed by Cloudera as Exhibit 10.01 to Cloudera’s Registration Statement on Form S-1 filed with the SEC on March 31, 2017.

There are no arrangements or understandings between Mr. Davidson and any other persons pursuant to which he was selected as Chief Operating Officer of the Company, other than as set forth in the Merger Agreement. There are no family relationships between Mr. Davidson and any previous or current officers or directors of the Company, and there are no related party transactions reportable under Item 404(a) of Regulation S-K.

Cloudera will be permitted to treat the Merger as a "change in control" with respect to certain of its current severance and change in control agreements with existing executive officers to the extent that any such executive officer experiences a qualifying termination within the specified period following the Merger as set forth in his or her applicable agreement with Cloudera.

(d)

The information set forth below under the section “Governance” in Item 1.01 is hereby incorporated by referenced into this Item 5.02(d).

On October 3, 2018, in connection with the Merger, contingent and effective upon the Effective Time, the Cloudera Board increased the size of the Board from seven (7) to nine (9) directors, appointed each of Rob Bearden, Paul Cormier, Peter Fenton and Kevin Klausmeyer (the “Merger Directors”) to serve until their successors have been duly elected and qualified.

The Merger Directors will be compensated on the same basis as all other Cloudera non-employee directors, including (i) an annual cash retainer paid quarterly and (ii) an annual equity award consisting of $230,000 worth of restricted stock units (“RSUs”) with all of the RSUs vesting on the first annual anniversary of the vesting commencement date.

On the Effective Time, Cloudera expects to enter into its standard form of indemnification agreements with the Merger Directors. A form of the indemnification agreement was previously filed by Cloudera as Exhibit 10.01 to Cloudera’s Registration Statement on Form S-1 filed with the SEC on March 31, 2017.

There is no arrangement or understanding with any person pursuant to which each of the Merger Directors were appointed as a member of the Board, other than as described in the Merger Agreement, and each of the Merger Directors do not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 8.01.     Other Events.

On October 3, 2018, Cloudera and Hortonworks issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On October 3, 2018, in connection with the announcement of the Merger Agreement, the Cloudera and Hortonworks intend to hold a conference call available to investors and the public. Details for accessing the conference call can be found in the press release filed as Exhibit 99.1 hereto. An investor presentation for reference during such call is filed as Exhibit 99.2 hereto and is incorporated herein by reference
On October 3, 2018, Cloudera and Hortonworks provided joint FAQs with respect to the Merger to their respective employees. In addition, on October 3, 2018, Mr. Reilly sent correspondence by e-mail transmission to Cloudera’s employees, and Mr. Beardon sent correspondence by e-mail transmission to Hortonworks’ employees. Copies of the joint FAQs provided to Cloudera and Hortonworks employees is filed as Exhibits 99.3 hereto and is incorporated herein by reference. Copies of the email correspondence sent by Mr. Reilly and Mr. Bearden are filed as Exhibits 99.4, and 99.5, respectively, hereto and are incorporated herein by reference.
On October 3, 2018, each of Mr. Olson and Mr. Bearden posted a blog on the respective Cloudera and Hortonworks websites. Copies of the blog posts are filed as Exhibits 99.6 and 99.7, respectively.

Item 9.01.     Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of October 3, 2018, by and among Hortonworks, Inc., Cloudera, Inc. and Surf Acquisition Corporation.*
10.1	Form of Cloudera Support Agreement.
10.2	Form of Hortonworks Support Agreement.
99.1	Joint Press Release issued by Cloudera, Inc. and Hortonworks dated October 3, 2018.
99.2	Investor Presentation dated October 3, 2018
99.3	Joint Employee FAQ
99.4	Cloudera email to Cloudera employees from Tom Reilly, dated October 3, 2018
99.5	Hortonworks email to Hortonworks employees from Rob Bearden, dated October 3, 2018
99.6	Blog Post by Mike Olson dated October 3, 2018
99.7	Blog Post by Rob Bearden dated October 3, 2018
*
Schedules and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Cloudera hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the SEC, including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2018	CLOUDERA, INC

	By:	/s/ David Middler
	Name:	David Middler
	Title:	Chief Legal Officer